Delisting Determination,The Nasdaq Stock Market, LLC,
April 29, 2010, Glen Rose Petroleum Corporation. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Glen Rose Petroleum Corporation
(the Company), effective at the opening of the trading session on May 10, 2010. Based on review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule
5550(a)(2). The Company was notified of
the Staffs determinations on January 7, 2010.
The Company requested a review of
the Staffs determination before the Listing Qualifications
Hearings Panel, but before the scheduled hearing took place, withdrew its request for an appeal. The staffs determinations became final on March 8, 2010 and trading in the Companys securities was suspended on April 19, 2010.